



Humphry Slocombe Group, Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $250,000

Offering End Date: February 13, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Humphry Slocombe Group, Inc

Founded: January 21, 2014

Address: 121 Capp St
San Francisco, CA 94110

Industry: Snack and Nonalcoholic Beverage Bars

Employees: 84

Website: https://humphryslocombe.com/

Use of Funds Allocation:

If the maximum raise is met:

$238,750 (95.50%) – of the proceeds will go towards working capital- ingredients and production costs for retail and wholesale inventory
$11,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 26,200 Followers





Business Metrics:

	FY22	FY23	YTD 10/31/2024
Total Assets	$11,267,406	$11,105,466	$2,084,793
Cash & Cash Equivalents	$135,192	$113,471	$127,137
Accounts Receivable	$131,623	$36,072	$15,198
Short-term Debt	$1,484,838	$1,621,099	$497,549
Long-term Debt	$9,990,833	$10,267,890	$1,083,289
Revenue	$4,186,193	$5,507,558	$5,074,702
Cost of Goods Sold	$1,999,418	$2,393,635	$1,508,329
Taxes	$0	$0	$0
Net Income	-$849,746	-$575,258	$264,882

Recognition:

Humphry Slocombe Group, Inc (DBA Humphry Slocombe Ice Cream) has its own personality and flavors that appeal to adult tastes but are loved by all. It has been listed as the best ice cream in several culinary publications and named "Top 5 Ice Cream in America" by The Food Network.

About:

Humphry Slocombe Group, Inc (DBA Humphry Slocombe Ice Cream) is making ice cream less vanilla! The founders, Jake and Sean, are veterans of the restaurant industry. They opened Humphry Slocombe to make ice cream that they wanted to eat. They pioneered the artisanal ice cream movement by making ice cream from farmers' market produce, savory ingredients, and creative combinations.

For more information, contact our Customer Support Team at support@thesmbx.com

